1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Response to November 5 Media Reports Regarding the TSMC vs. SMIC Case
Regarding media reports today that TSMC has won its case against SMIC in North America, TSMC has the following statement:
On November 3, 2009, the jury in Alameda County Superior Court reached a verdict in TSMC’s litigation against SMIC. The unanimous verdict confirms that SMIC breached its commitment in a 2005 settlement agreement, and misappropriated TSMC’s trade secrets. From November 5, 2009, the jury will conduct a second phase of the trial to review the evidence of the harm TSMC has suffered as a result of SMIC’s misappropriation and breach of the settlement agreement. Therefore, estimates of possible compensation to be paid to TSMC in today’s media reports are speculation. TSMC will make appropriate disclosures regarding the case once the trial is complete.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 5, 2009	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer